New Afton Project

Additional Infill Drilling Results

Up to 1.32% Cu and 1.08 g/t Au over 218 metres

And 1.81% Cu and 1.40 g/t Au over 102 metres

Most Westerly and Deepest Intersections from Current Program

January 12 2006, Vancouver, British Columbia – New Gold Inc. (NGD:TSX/AMEX) is pleased to announce additional results from the program of underground diamond drilling at its New Afton Project, located 10 kilometres west of Kamloops, British Columbia, Canada.

The reported results are from eleven (11) drill holes completed on four (4) sections (12E, 28E, 32E, and 60E), and are shown in the attached tables and figures.  Section 12E is the most westerly section in the program of underground infill drilling.  Future results will continue to be released on a sectional basis as the infill drilling is completed and results compiled.  All copper equivalent (Cu Eq.) grades are calculated using the following metal prices – Copper (Cu) US$0.85/lb; Gold (Au) US$375/oz; Silver (Ag) US$5.25/oz; and Palladium (Pd) US$200/oz.  This is consistent with the metal prices used in the existing independently calculated resource (by qualified person Gary Giroux, P.Eng).  All principal intervals were calculated using a cut-off grade of 0.70% copper equivalent, which is also consistent with the cut-off grade used in the calculation of the resource.

The highlights of these results were:

•

The drilling generally intersected the higher grade (>1.50% Cu Eq.) mineralization where it was indicated by the resource model.  Some of these intersections were of significant grade over substantial widths.  For example, hole UA-44 on Section 32E intersected 1.32% Cu and 1.08g/t Au, or 2.09% Cu Eq. over 218 metres (m) (143m true thickness).

•

In many instances the wider zones of mineralization contained substantial widths of higher grade mineralization.  For example hole UA-45 on Section 32E intersected 1.81% Cu and 1.40g/t Au, or 2.75% Cu Eq., over 102m (80m true thickness) which was contained within a wider interval of 1.44% Cu and 1.07g/t Au, or 2.17% Cu Eq., over 162m (126m true thickness).

•

In Section 28E higher grade mineralization was intersected outside the limits of the existing resource model.  Hole UA-49 intersected 1.53% Cu and 1.76g/t Au, or 2.74% Cu Eq., over 26m (12m true thickness) approximately 25m beyond the southern boundary of the existing resource model and at a greater depth than the base of the model.

•

In Section 12E hole UA-39 intersected higher grade (>1.50% Cu Eq.) mineralization at the western edge of the resource model, almost 100m deeper than indicated by the model.  This represents the most westerly intersection of higher grade mineralization of the current program of infill drilling.

SUMMARY OF RESULTS

Section 12E

This is the most westerly section of the existing resource model.  Hole UA-39 intersected three zones of mineralization within the limits of the resource model, two of which contained more than 1.50% Cu Eq..  The widest of these contained 1.27% Cu, 0.73g/t Au, 2.35g/t Ag, and 0.00g/t Pd, or 1.76% Cu Eq., over 34m (12.8m true thickness).  Higher grade mineralization was encountered at the end of the hole with an intersection of 2.14% Cu, 1.25g/t Au, 3.33g/t Ag, and 0.21g/t Pd, or 3.05% Cu Eq., over 5.9m (1.6m true thickness).  The hole ended in this mineralized interval and was abandoned due to technical difficulties.

These two intersections of higher grade mineralization are the most westerly encountered to date from either the surface or underground drill programs.  They are also the deepest encountered to date from the current program of infill diamond drilling and are the deepest intersections of higher grade mineralization encountered to date within the limits of the existing resource model, being 80m and 140m vertically below the nearest previous intersection of such mineralization on this section.  The lower interval was intersected at a vertical depth of approximately 725m.

The results of hole UA-39 indicate that the mineralization remains open to the west, and testing the potential in this direction will be a primary goal of the upcoming program of underground exploration drilling.  The presence of mineralization at the end of the hole also indicated exploration potential to the south of the existing resource model.

Section 28E

Within the limits of the current resource model hole UA-49 intersected a number of zones of higher grade mineralization (>1.50% Cu Eq.) separated by intervals containing low grade or trace Cu-Au mineralization.  These zones contained up to 1.31% Cu, 1.30g/t Au, 1.97g/t Ag, and 0.14g/t Pd, or 2.21% Cu Eq., over 80m (34m true thickness).  The outer limits of these zones of higher grade mineralization correlate well with the outer limits of higher grade mineralization indicated by the resource model.  The principal discrepancy with the resource model in hole UA-49, was the occurrence of higher grade mineralization in a number of separate zones, rather than one continuous zone.

Hole UA-49 intersected a zone of higher grade mineralization beyond the southern limits of the resource model, which contained 1.53% Cu, 1.76g/t Au, 2.20g/t Ag, and 0.18g/t Pd, or 2.74% Cu Eq., over 26m (12m true thickness).  The hole ended in mineralization.  This mineralization was encountered approximately 25m beyond the southern boundary of, and vertically below the lower limit of, the resource model.  At a vertical depth of approximately 725m, it is (together with the intersection in hole UA-39, on Section 12E – described above) the deepest intersection of higher grade mineralization encountered to date from the current program of infill drilling.  The Company believes that this intersection indicates the exploration potential both at depth and to the south of the existing resource model.  This area will be one of the primary target areas for the 2006 program of underground exploration drilling.

Hole UA-48 intersected 1.05% Cu, 0.52g/t Au, 1.68g/t Ag, and 0.01g/t Pd, or 1.40% Cu Eq., over 98m (84.6m true thickness) in an area where the resource model indicated grades of less than 1.00% Cu Eq.

Section 32E

The four holes completed on this section encountered higher grade mineralization (>1.50% Cu Eq.) which correlated very well with the resource model.  All holes intersected mineralization over substantial thicknesses.  Among the more significant of these was hole UA-44 which intersected 1.32% Cu, 1.08g/t Au, 2.03g/t Ag, and 0.16g/t Pd, or 2.09% Cu Eq., over 218m (143m true thickness).

Within the wider intervals of mineralization, all holes contained zones of higher grade material.  Whilst narrower, these zones nonetheless occurred over substantial widths.  For example, hole UA-45 contained a zone with 1.81% Cu, 1.40g/t Au, 2.94g/t Ag, and 0.04g/t Pd, or 2.75% Cu Eq., over 102m (80m true thickness).  This was contained within a wider zone of 1.44% Cu, 1.07g/t Au, 2.41g/t Ag, and 0.04g/t Pd, or 2.17% Cu Eq., over 162m (126m true thickness).

Where multiple zones of higher grade mineralization were contained within a wider envelope, as in hole UA-47, these zones were separated by lower grade or trace Cu-Au mineralization.

Section 60E

All four holes intersected higher grade mineralization (>1.50% Cu Eq.) over substantial thicknesses.  Among the more significant of these was hole UA-41, which intersected 1.18% Cu, 1.04g/t Au, 1.86g/t Ag, and 0.09g/t Pd, or 1.90% Cu Eq., over 144m (102.5m true thickness).  As with previous sections, these wider zones contained narrower intervals of higher grade.  For example, within the wider interval described above for hole UA-41, was a zone containing 1.59% Cu, 2.15g/t Au, 1.45g/t Ag, and 0.12g/t Pd, or 3.03% Cu Eq., over 42m (29.7m true thickness).  Where multiple zones of higher grade mineralization were contained within a wider envelope, as in hole UA-40A, these zones were separated by lower grade or trace Cu-Au mineralization.

The main discrepancy between this section and the resource model was found in hole UA-40A, where the higher grade mineralization was intersected further down-hole than anticipated.  This suggests the possibility that the higher grade mineralization has a more vertical control than indicated by the resource model.

RESOURCE UPDATE

The existing mineral resource was estimated using the results of approximately 100 diamond drill holes completed from surface.  It was independently calculated from a kriged block model as part of an independent advanced Scoping Study conducted by Behre Dolbear in 2003 and updated in 2004 under the supervision of qualified person James A. Currie, P.Eng.  Metal prices used in the Scoping Study and the resource calculation were US$0.85 per lb Cu, US$375 per oz Au, US$5.25 per oz Ag, and US$200 per oz Pd.  At a cut-off of 0.70% Cu equivalent the Measured and Indicated Mineral Resource was estimated to be 68.7 Million Tonnes grading 1.68% Cu equivalent or 2.61 g/t Au equivalent (1.08% Cu, 0.85 g/t Au, 2.62 g/t Ag, 0.12 g/t Pd), which contains approximately 1.6 billion pounds of copper, and 1.9 million ounces of gold.  The Measured Resource category was calculated to be 9.5 Million Tonnes grading 1.29% Cu, 0.95 g/t Au, 3.44 g/t Ag, and 0.12 g/t Pd.  The Indicated Resource category was calculated to be 59.2 Million Tonnes grading 1.05% Cu, 0.83 g/t Au, 2.49 g/t Ag, and 0.12 g/t Pd.

The Scoping Study assumed a block cave mining method and that the total mineralization to be mined would be 51.5 Million Tonnes grading 1.72% Cu equivalent (1.13% Cu, 0.85g/t Au, 2.55g/t Ag, 0.11g/t Pd) (total contained metal of 1.3 billion pounds of copper and 1.4 million ounces of gold).  This Scoping Study is preliminary in nature as it is based in part upon inferred resources.  As required under National Instrument 43-101, the reader is cautioned that these resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the results predicted in the Scoping Study will be realized.

The primary purpose of the ongoing Feasibility Study is to determine the economic parameters of, and potential for, developing the New Afton Project into a new underground mine.  As part of this Feasibility Study, a new resource will be calculated by incorporating the results of the underground infill drilling with those of the initial surface drilling.  With the majority of the infill diamond drilling program data now having been received, the overall results have correlated well with respect to the most significant part of the resource, which is the core of higher grade mineralization (>1.5% Cu equivalent).  A new geological interpretation incorporating the infill drilling is in progress.  Upon completion, it will form the basis for a new mineral resource estimate.  It is anticipated the new mineral resource will be available in the first half of 2006 replacing the existing resource.  Completion of a positive feasibility study would enable the Company to upgrade a portion of these resources to reserves.  The amount ultimately converted to reserves will be dependent on a number of factors, including metal price assumptions, cut-off grades and mining methods.

QUALIFIED PERSON

These exploration results have been prepared and approved by Mike Hibbitts P.Geo., Vice President Exploration and Development for New Gold Inc. who is a Qualified Person under National Instrument 43-101.  He is therefore qualified to confirm the validity and veracity of these results.

A Quality Assurance/Quality Control Program (QA/QC) was established under the direction of Roscoe Postle Associates, a well known Canadian geological and mining consulting company.  Samples are analyzed at Eco Tech Laboratories of Kamloops, British Columbia, Canada.  Copper is analyzed through Aqua Regia digestion with AA finish.  Samples containing native copper are analyzed for “metallic” copper.  Gold is analyzed using a Fire Assay with an AA finish on a 30 gram sample.  The accuracy of analyses is constantly monitored by systematically submitting duplicate samples and control (or standard) samples to the Laboratory for analysis.

PROJECT UPDATE

Work on the Feasibility Study has now commenced.  The initial priority will be the completion of trade-off studies to determine the most appropriate mining method, and the commencement of the metallurgical test work.

The infill drilling on 40m-spaced sections is almost complete.  The Company plans to follow this with a program of underground exploration drilling with up to three diamond drills.  This program will test for potential extensions of the current resource to depth and to the west in addition to exploring for potential additional mineralization to the north and south of the existing resource.  In addition, New Gold plans to commence a program of surface diamond drilling on both the New Afton and Ajax Projects.

New Gold is in excellent financial condition with a current cash position of approximately CDN$17 million and no debt.  The Company has only 15.5 million shares outstanding (17.3 million shares fully diluted).

For further information on New Gold Inc. and the New Afton Project, please contact:

Chris Bradbrook

President and Chief Executive Officer

New Gold Inc.

601 - 595 Howe Street, Vancouver, B.C. V6C 2T5
Tel: 877-977-1067 or 604-687-1629, Fax: 604-687-2845
Email: invest@newgoldinc.com
Website: www.newgoldinc.com

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995:  This release made may contain forward-looking statements that are affected by known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed, implied or anticipated by such forward-looking statements.  Such forward-looking statements herein represent management’s best judgment as of the date hereof based on information currently available.  The Company does not intend to update this information and disclaims any legal liability to the contrary. Cautionary Note to U.S. Investors concerning resource estimates.  This press release discusses the results of a scoping study, which is a “preliminary assessment” as defined in the Canadian NI 43-101, under which the use of inferred mineral resources is permitted under certain circumstances. The U.S. Securities and Exchange Commission regulations do not recognize any circumstances in which inferred mineral resources may be so used.  U.S. investors are cautioned not to assume that any part or all of an inferred resource category described as a ‘resource falling within the mine plan’ will ever be converted into ‘reserves’ within the definition of that term in SEC Industry Guide 7.  Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources.  This section uses the terms “measured” and “indicated resources.”  We advise U.S. investors that, while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them.  U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

WARNING:  The Company relies upon litigation protection for “forward-looking” statements.